Exhibit 12.1

ZELTIQ AESTHETICS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the calculation of the ratio of earnings to fixed charges for the periods indicated.

(In Thousands, ‘000s)

	Six Months Ended June 30, 2013	Year Ended December 31,
		2012	2011	2010	2009	2008
Earnings (loss), calculated as follows:
Income (loss) from continuing operations before income taxes	$(11,039)	$(30,002)	$(9,555)	$(13,533)	$(17,644)	$(21,107)
Add: Fixed charges	215	396	410	720	735	235

Total adjusted earnings	$(10,824)	$(29,606)	$(9,145)	$(12,813)	$(16,909)	$(20,872)

Fixed charges, calculated as follows:
Interest expensed	$—	$2	$72	$449	$467	$2
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	49	49	39	—
Estimate of interest within rental expense (1)	215	394	289	222	229	233

Total fixed charges	$215	$396	$410	$720	$735	$235

Deficiency of Earnings to Cover Fixed Charges	$11,039	$30,002	$9,555	$13,533	$17,644	$21,107

(1)	Interest component of rental expense is estimated to equal 1/3 of all such expense, which management believes is a reasonable approximation of the interest factor.